Exhibit 4.7

Strictly Private and Confidential

29 November 2024

Level 39, Aurora Place
88 Phillip Street
Sydney NSW 2000
T: +61 2 8249 0000
E: info@oakcap.com.au
W: oakleycapital.com.au

Attention:

AHARON ZAETZ

Resolution Minerals Limited

Level 4, 29 King William Street

Adelaide, SA, 5000

Dear Ari,

Resolution Minerals Limited – Corporate Advisory & Transactional Engagement

This letter confirms that Resolution Minerals Limited (ABN 99 617 789 732) (Company) has engaged Oakley Capital Partners Pty Limited (ACN 6631 65839) (Oakley Capital) to act as the Company’s exclusive corporate advisor and lead manager for capital requirements in connection with the Company’s ongoing corporate advisory and capital raisings (Proposed Role).

Oakley Capital will act as exclusive financial advisor and lead manager on the terms and conditions set out in this agreement. Unless the context requires otherwise, capitalised terms used in this letter have the meaning given to them in the text of this letter. A reference in this letter to the “agreement” or “engagement” is a reference to the agreement between the Company and Oakley Capital on the terms set out in this letter.

Oakley Capital will complete a placement to raise an initial $100k - $200k immediately after execution of this agreement. On this raise, Oakley will be paid a fee of 6% cash on funds raised, and be issued 30 million broker shares (out of current capacity, and on a pre-consolidation basis) per $100,000 raised (and same number of broker options as placement options get issued).

The initial Proposed Transaction is for the Company to raise approximately $1.25 million - $2 million (following completion of the upcoming share consolidation), at a pre-agreed price and to come with attaching Listed Options.

The Company agrees to conduct an Options Entitlement Issue following completion of the upcoming share consolidation, creating a new class of listed options (“Listed Options”).

1.	Scope of Work

1.1	Services – Corporate Advisory

Oakley Capital will provide the following services to the Company:

(a)	lead managing any Proposed Transaction, including co-ordinating the offer timetable;

(b)	co-ordinating with the Company’s other advisers involved in any Proposed Transaction;

(c)	in conjunction with the Company’s legal and other professional advisers, providing advice and recommendations on the structure of the Proposed Transaction including terms and pricing, market perception and impact;

(d)	in conjunction with the Company’s legal and other professional advisers, assisting with the drafting of the prospectus or other offer document (Offer Document) and any other documents required in connection with the Proposed Transaction, although these documents shall ultimately remain the sole responsibility of the Company;

(e)	providing advice on and coordinating the marketing of the Company and any Proposed Transaction to potential investors in the Proposed Transaction, including, without limitation, institutional and broker roadshows, presentations to equity analysts and publicity to the market generally;

(f)	participating in the due diligence process;

(g)	in conjunction with the Company’s legal and other professional advisers, liaising with regulatory bodies such as ASX and ASIC, when required;

(h)	conducting and managing a pricing process for any Proposed Transaction having regard to the Proposed Transaction structure;

(i)	providing such other assistance to the Company in relation to any Proposed Transaction as agreed in writing from time to time;

(collectively, the Services).

The Company acknowledges that Oakley Capital will not provide any legal, accounting, regulatory, tax or other specialist or technical advice under this agreement and Oakley Capital has no expertise in these areas. Accordingly, the Company will be responsible for appointing its own professional advisers for such advice, and Oakley Capital may also rely on those professional advisers’ advice in connection with this Proposed Transaction.

1.11 Services – Transactional

Oakley Capital is exclusively engaged as the Company’s financial advisor in relation to:

(a)	the preparation, analysis, consideration, strategic advice, planning, negotiation, implementation and/or execution of any of the following (or any part thereof), or any alternative strategies that may arise as a result of any of them:

(i)	the acquisition by the Company (directly or indirectly) of all or a portion of the shares, other securities, or assets (or combination thereof) of another company, business, or other such entity.

(ii)	each offer(s) and/or proposal(s) (whether actual or potential, formal or informal, conditional or unconditional, solicited or unsolicited, indicative, and as may be extended, amended or revised) to acquire all or a portion of the outstanding ordinary shares, other securities or assets (or a combination thereof) of the Company and/ or any of its Related Bodies Corporate;

(iii)	the sale and/or exchange of all or a portion of the ordinary shares (regardless of whether it includes other securities or not) or assets (or a combination thereof) of the Company and/ or any of its Related Bodies Corporate;

(iv)	the entry into of any joint or collaborative venture or partnership in respect of paragraphs (i), (ii) and (iii) above; and/or

(v)	the listing of the Company on any stock exchange other than ASX,

(v)	the listing of the Company on any stock exchange other than ASX,

(each, a Transaction) in each case, by, to or from (as applicable) any one or more possible parties or a group of Affiliates, whether alone or together with any associate(s), including, without limitation, by way of a scheme of arrangement(s), takeover offer, acquisition(s), option(s), amalgamation(s), consolidation(s) reorganisation(s), other business combination(s), exchange offer(s), merger(s), negotiated purchase(s), leveraged buyout(s), placement(s), minority investment(s), partnership(s), joint or collaborative venture(s), control transaction(s), reverse takeover(s), strategic investment(s), general investment(s) or other funding arrangement(s), foreign listing(s), dual listing(s), any other form of listing(s), or otherwise and whether in one or a series of transactions and whether made or undertaken publicly or non publicly; and

(b)	identifying, analysing and considering strategic, corporate finance , capital markets and capital management matters, and such other matters which the Company and Oakley may agree during the term of the engagement. Such strategic, corporate finance, capital markets and capital management matters may include recapitalisations, spinoffs, investments, acquisitions, divestitures, financial restructurings, liability management transactions, public or private financings (including an offering(s) of securities or other financial products), mergers or other business combination transactions, sale transactions involving all or a portion of the assets and/ or securities of the Company and/ or any of its Related Bodies Corporate, share or debt repurchases or joint ventures or other transactions involving the Company and/ or its Related Bodies Corporate.

Strategic Advice

●	Providing periodic feedback to management and/or the board of directors of the Company regarding market and industry dynamics and developments, both global and domestic.

●	Assisting the Company with analysing and developing strategic opportunities and alternatives, including investments, divestitures, spinoffs, acquisitions, financial restructurings , liability management transactions , minority investments, strategic investments, general investments, mergers, amalgamations, consolidations, reorganisations, or other business combination transactions, sale transactions, takeovers, schemes of arrangement, exchange offers, negotiated purchases, leveraged buyouts, control transactions, reverse takeovers, partnerships, joint or collaborative ventures, foreign listings, dual listings, any other form of listings, or other strategic alternatives and opportunities involving the Company.

●	Assisting the Company with identifying, approaching and engaging with prospective purchasers, targets, partners or joint venture participants.

●	Assisting the Company with an analysis of domestic and global competitors, peers, potential purchasers, targets, partners and/or joint venture participants, including periodic updates.

●	Assisting the Company with the preparation of its valuation analysis of the Company and domestic and global competitors, peers, potential purchasers, targets, partners and/or joint venture participants.

●	Advising the Company on and providing support in connection with Transaction development and execution.

●	Advising the Company on and providing support in connection with market communications.

●	Assisting the Company with the marketing and presentation of the Transaction to the market, the press, potential purchasers, targets, partners or joint venture participants and other relevant stakeholders.

●	Conducting market soundings to assess appetite for the Transaction.

Preparation

●	Assisting the Company with the development and review of valuation models and, if required, assisting the Company with the development and maintenance of a detailed market consistent valuation model of the Company.

●	Assisting the Company with preparing, and regularly updating, the Company’s strategy and response to potential purchasers, targets, partners and/or joint venture participants, including (where appropriate) its takeover response manual.

●	Assisting the Company with developing and updating assessments of key areas of vulnerability.

●	Assisting the Company to monitor sharemarket activity in the Company’s securities and periodic reporting and analysis of turnover and changes of the Company’s share register.

●	Assisting the Company with reviewing any prospective market or stock exchange and evaluating the strategic benefits to the Company of any expansion or listing in respect of the same.

●	Assisting the Company with reviewing any prospective purchasers, targets, partners or joint venture participants, including their strategic and commercial rationale and concerns and bidding capacity.

●	Assisting the Company to analyse potential tactics and devise appropriate responses, including (where appropriate) defence mechanisms.

●	Assisting the Company to analyse alternative prospective purchasers, targets, partners or joint venture participants and assisting with the development of a “white knight” program (where appropriate).

●	Educating key members of senior management and the board of directors of the Company in relation to their respective roles in the Transaction.

Implementation

●	Assisting the Company with analysing any prospective purchasers, targets, partners or joint venture participants, including estimated financial impact, potential synergies and financing capacity.

●	Advising on the Company’s tactics and strategies in connection with any Transaction or any actual or potential competing Transaction.

●	Analysing, and assisting with the Company’s consideration of, possible strategies to enhance shareholder value, including the financial impact and benefits of possible disposals, dividends and other restructurings of the Company’s business or its capital relative to any Transaction.

●	Assisting the Company with general project management, including assisting the Company to develop timetables, scheduling and co-ordinating the Company’s internal project team and other external advisors.

●	Analysing and advising the Company on the terms and value of any Transactions or competing Transactions, including comparison with the Company’s stand-alone valuation, current share price and other comparable transactions, as well as comparison with any strategic and restructuring alternatives.

●	Assisting the Company to analyse potential competing prospective purchasers, targets, partners or joint venture participants and “white knights”, including financing ability and estimated financial impact, potential synergies and financing capacity.

●	Assisting the Company with the analysis of shareholder, analyst, press and other opinions of the Transaction and with the development and execution of a communications strategy.

●	Assisting the Company with the appointment of, and liaison with, any independent expert or experts appointed by the board of directors of the Company.

●	Advising the Company on, in conjunction with the Company’s legal and other advisers, the commercial terms of any documentation of a Transaction.

●	Assisting the Company, in conjunction with the Company’s legal and other advisers, with submissions to and discussions, other communications and dealings with the Court, Takeovers Panel, ASX, Australian Securities and Investments Commission or other regulatory or governmental bodies or agencies or stock exchanges, both domestic or global.

●	Providing other advice and services to the Company in connection with the Transaction as agreed between the parties.

1.2	Oakley Capital’s team

Oakley Capital’s team will be led by John Rawicki who will be assisted by but not limited to the remainder of their team (Oakley Capital and its associates).

Oakley Capital may determine, in its sole discretion, which of its employees are best suited to provide the Services to the Company throughout the course of the Proposed Transaction and assign them to this engagement. Oakley Capital’s team is subject to change without notice.

1.3	No underwriting commitment

This agreement and the provision of the Services does not constitute an offer or any commitment by Oakley Capital to underwrite or subscribe for securities (or to procure others to do so) nor does this Agreement constitute a guarantee that the Proposed Transaction will be successful.

2.	Compensation

2.1

A.	Fees – Corporate Advisory

As consideration for providing the Services, the Company agrees to pay Oakley Capital:

(a)	$15,000 per month for corporate advisory services (Monthly Retainer Fee) once the initial Proposed Transaction is completed by the Company. Once an aggregate $2.5m is raised via equity, debt or other instrument, or a corporate Transaction is introduced to the Company, the Monthly Retainer amount becomes $25,000. If a gross $3m is raised within 12 months of commencement of this agreement, the Commencement Date of this agreement resets to that date. The Monthly Retainer Fee is to be invoiced in advance (at the beginning of each month)

(b)	6% of the Gross Proceeds (Capital Raising Fee), payable in cash

(c)	Broker Shares and Options:

(i)	On the initial $1.25m - $2m raise:

The Company agrees to issue Oakley Capital (or its nominees) 1 broker option per placement option issued, and 3 broker shares per 10 placement shares issued (these may require shareholder approval) as set out in the Annexure.

(ii)	On any subsequent raisings (following the initial $1.25m - $2m raise), broker shares & options and success shares & options to be negotiated at the time.

payable out of the gross proceeds received by Oakley Capital under this engagement.

In this agreement, “Gross Proceeds” means the gross amount raised under any Proposed Transaction.

B.	250 million Success fee Shares to be issued upon completion of initial Proposed Transaction.

C.	Fees - Transactional

In the case of a Transaction described in paragraph 1.11 of this Engagement Letter being announced to the ASX (or any other stock exchange), the Company will pay Oakley a Transaction Fee (payable in cash, or in shares if mutually agreed) equal to 10% of the Transaction Size (defined as being the highest total price payable under the Transaction) for any Transactions introduced to the Company by Oakley Capital. The Transaction Fee will by 3% for any Transactions not introduced to the Company by Oakley Capital. If the fee is paid in shares, each share will come with an attaching option.

2.2	Expenses

The Company must reimburse Oakley Capital for all reasonable expenses incurred following agreement with the Company in writing in connection with this engagement including, without limitation, reasonable fees and disbursements of legal counsel, roadshow expenses, marketing and communication, printing, couriers, postage, distribution, accommodation and travel costs (including business class air travel).

Oakley Capital agrees to seek written approval from the Company prior to incurring any individual expense above $1000, other than expenses for legal fees.

2.3	No withholdings or deductions

The Company must pay the fees and expenses in this clause 2 in full without counterclaim, set-off or cross-demand. If the Company is required by applicable law to make any deduction or withholding on account of taxes with respect to any amount payable hereunder, then it shall (i) pay such additional amounts so that the net amount received by Oakley Capital of such payment is not less than the amount which Oakley Capital would have received had no such deduction or withholding been made and (ii) promptly deliver to Oakley Capital all tax receipts evidencing payment of taxes so deducted or withheld.

Until the Company has paid the fees and expenses of Oakley Capital in full, the Company may not reduce its liability under this letter by claiming it has, or any other person has, a right of counterclaim, set-off or cross-demand.

2.4	Goods and Services Tax (GST)

The fees in this clause 2 are quoted exclusive of any applicable GST. If GST is applicable to any supply (including the supply of any goods, services, other rights, benefits or other things) made under or in connection with this agreement (including without limitation this clause 2), Oakley Capital may, in addition to any amount or consideration payable or to be provided under this agreement, recover from the Company an additional amount on account of GST, such amount to be calculated by multiplying the value of the consideration payable or to be provided by the Company for the relevant supply by the prevailing GST rate.

2.5	Invoices and Payment

All fees and expenses payable by the Company to Oakley Capital under this agreement must be paid in full without counterclaim, set-off or cross-demand in immediately available funds in Australian dollars.

Prior to settlement of the Proposed Transaction, Oakley Capital will issue an invoice for the fees set out in clause 2.1A above. The fees will be payable out of the proceeds received by Oakley Capital under this engagement.

Oakley Capital’s fees under this agreement are not reduced or otherwise affected by reason of any payments made to a third party by the Company or any other entity, or by reason of any payments made by the Company to Oakley Capital in respect of any services provided by Oakley Capital to the Company that fall outside the scope of this agreement.

Invoices issued to the Company and unpaid (whether in whole or in part) for more than 30 days from the date of the invoice incur interest at a rate per annum equal to the Reserve Bank of Australia’s overnight cash rate plus 1.0% calculated in arrears on a daily basis on the unpaid amount from the due date until the date payment in full is received by Oakley Capital.

2.6	Set-off

Oakley Capital are irrevocably authorised to:

(a)	apply, combine and otherwise set-off any monies owing to it by the Company from any capital raise or settlement proceeds that are held in any settlement or trust accounts in satisfaction of all fees and expenses and other amounts payable to Oakley Capital under this engagement; and

(b)	are to have a lien over all monies deposited in any settlement or trust accounts to secure payment of all fees and expenses and other amounts payable to Oakley Capital under this engagement.

3.	compliance

The Company will comply with, and will assist Oakley Capital to comply with, all applicable legal and regulatory provisions (including, without limitation, the rules and requirements of ASX, rules and guidance published by ASIC and the Corporations Act 2001 (Cth)) in connection with the engagement and the Proposed Transaction.

4.	Indemnification

4.1	Indemnification against losses and claims

The Company agrees, to the maximum extent permitted by law, to indemnify and hold harmless, on an after-tax basis, each of Oakley Capital and its related bodies corporate as defined in section 50 of the Corporations Act (Related Bodies Corporate) and their respective officers, directors, employees, advisors, representatives and agents (Indemnified Party) from and against:

(a)	all actions, claims, demands, proceedings, investigations or judgements (Claims); and

(b)	any and all losses (excluding any consequential or indirect loss), damages, costs, charges, liabilities, interest and expenses (Losses),

of whatever nature and in whatever jurisdiction, and which refer or relate to or arise from, directly or indirectly, whether foreseeable or known to the Indemnified Parties or not at the date of signing, the Services provided under this agreement, any offer generally or any actual or proposed offers or other conduct in connection with the engagement.

The above indemnity will not apply to the extent to which any Loss is finally judicially determined to have resulted primarily from an Indemnified Party’s fraud, wilful default or gross negligence.

Reimbursement for all Losses and Claims is to be paid to the relevant Indemnified Party promptly on demand.

4.2	Reimbursement for expenses of all Claims and Losses

The Company agrees, to the maximum extent permitted by law, to reimburse each Indemnified Party for all their direct and reasonable expenses in connection with investigating, preparing for, defending, or providing evidence in any pending or threatened Claim of whatever nature and in whatever jurisdiction and which refers or relates to or arises from, directly or indirectly, the Services provided under this agreement, any offer generally or any actual or proposed offers or other conduct in connection with the engagement described in this letter. This includes any matter for which indemnification may be sought under the above arrangements (whether or not Oakley Capital is a party to such Claim).

Reimbursements are to be paid to the relevant Indemnified Party promptly on demand.

4.3	Settlement of Claims

The Company will not, without the prior written consent of Oakley Capital, settle any pending or threatened Claim of whatever nature and in whatever jurisdiction which refers or relates to or arises from, directly or indirectly, the Services provided under this agreement, any offer generally or any actual or proposed offers or other conduct in connection with the engagement described in this letter (whether or not any Indemnified Party is party to that claim or proceeding), unless such settlement:

(a)	includes an unconditional release of such Indemnified Party in form and substance satisfactory to such Indemnified Party from all liability on claims that are the subject matter of such claim or proceeding; and

(b)	does not include a statement as to, or an admission of, fault, culpability, or failure to act by or on behalf of such Indemnified Party.

4.4	Benefit and enforcement

Oakley Capital enters into the provisions of these clauses 4 and 5 for itself and as agent of the other Indemnified Parties associated with it who are not a party to this agreement and, accordingly, accepts the full benefit of this clause on behalf of those Indemnified Parties. For the avoidance of doubt, the parties agree that this agreement is enforceable by any Indemnified Party regardless of whether it is a party to this agreement or not, and as if each Indemnified Party had entered into a deed poll to evidence this.

5.	Limitation of Liability

5.1	Reliance on information

The Company acknowledges Oakley Capital, in acting pursuant to this agreement, will be using publicly available information and other information and advice provided by the Company which may include confidential information prepared for or by the Company. The Company acknowledges that Oakley Capital will be relying on such information and advice and that Oakley Capital does not assume responsibility for, and has not undertaken any independent verification of, the accuracy or completeness of any such information or advice. Oakley Capital has no liability to the Company for any use of such information or advice. The Company must promptly notify Oakley Capital if it becomes aware that any such information is, or may be, inaccurate, untrue, incomplete or misleading or advice incorrect or modified.

5.2	Release by Company

The Company agrees that, to the maximum extent permitted by law, no Indemnified Party will have any liability (whether in contract or tort or otherwise) to the Company for or in connection with any pending or threatened Claim or Loss of whatever nature and in whatever jurisdiction which refers or relates to or arises from, directly or indirectly, the Services provided under this agreement, the offer generally or any actual or proposed offers or other conduct in connection with the engagement described in this letter, except for Losses incurred by the Company to the extent to which such Losses are finally judicially determined to have resulted primarily from the gross negligence or wilful default of that Indemnified Party. The Company agrees no Indemnified Party is liable for any indirect or consequential damages, even if the Company is advised of the possibility of such damages and irrespective of whether any claim for damages is made for negligence, for breach of contract or otherwise.

5.3	Exclusion of Liability

(a)	Exclusion of implied terms

Subject to any law to the contrary, and except as expressly provided in this agreement, all terms or conditions implied by law, whether statutory or otherwise, regarding the Services to be provided by Oakley Capital under this agreement are excluded.

(b)	No fiduciary relationship

The Company and Oakley Capital agree that it is not the intention of the parties to create a fiduciary or agency relationship between them. Without limiting the foregoing, the Company acknowledges and agrees that:

(i)	it is contracting with Oakley Capital on an arm’s-length basis and as an independent contractor and not in any other capacity to provide the services set out in this letter;

(ii)	Oakley Capital has not acted, is not acting and will not act in a fiduciary or agency capacity with respect to, the Company and neither a previous nor existing relationship between Oakley Capital and the Company will be deemed to create a fiduciary or agency relationship; and

(iii)	Oakley Capital has not assumed and is not assuming any duties or obligations other than those expressly set out in this letter and such duties shall be owed solely to the Company.

5.4	Maximum Liability

In the event that clause 5.1, 5.2, 5.3 of this letter do not apply, the Company agrees that the aggregate liability of Oakley Capital to the Company on account of all loss and damage in respect of all causes of action arising in relation to this letter (whether in tort, contract, under statute or otherwise) is limited to the amount that is the lesser of the fees and expenses payable by the Company to Oakley Capital under this agreement or $200,000.

6.	Information and announcements

6.1	Provision of information

The Company agrees to provide and procure each of its Related Bodies Corporate to provide Oakley Capital with all information and data Oakley Capital deems appropriate in connection with the performance of its obligations under this agreement.

The Company also undertakes to keep Oakley Capital informed at all times of all material strategies, developments and discussions relevant to the engagement and the Proposed Transaction and that no initiatives will be taken without prior consultation with Oakley Capital.

The Company agrees that all information and data provided by it to Oakley Capital will be accurate and complete in all material respects and that it will notify Oakley Capital promptly where it becomes aware that any information and data provided to Oakley Capital is, or may be, inaccurate, untrue, incomplete or misleading.

The Company agrees to provide Oakley Capital with full access to the Company’s officers, directors, employees and professional advisors.

The Company will inform Oakley Capital of, and involve Oakley Capital in, all material discussions and negotiations between the Company and all other parties to the Proposed Transaction.

6.2	Announcements

Oakley Capital may place public announcements or advertisements in financial and other newspapers and journals describing its Services in connection with this engagement. It may also make reference to the Services it has provided in connection with this engagement in promotional material and pitch documents Oakley Capital may use in the course of its business and in promoting the services that Oakley Capital may provide to other clients or prospective clients of Oakley Capital.

The Company agrees that any public announcement made by it concerning any Proposed Transaction will contain a reference to Oakley Capital’s role as corporate advisor and lead manager to the Company for any Proposed Transaction. Oakley Capital has the right to review any such announcement and must approve any reference to its role as corporate advisor and lead manager (such approval not to be unreasonably withheld).

The Company shall use its best endeavours to allow Oakley Capital to have a minimum period of 2 hours to review any announcement by the Company.

7.	Restricted use of advice

The Company agrees that Oakley Capital’s advice will be prepared and provided to the Company for use only in connection with the Proposed Transaction. It may not be relied on by others. The Company agrees that it will not disclose Oakley Capital’s advice or the terms of this Agreement to any third party (except on a confidential basis to the Company’s professional advisors (it being understood that the Company will be responsible for any breach by such advisors of this clause 0) and except as required by law, regulation or judicial or administrative process) without Oakley Capital’s prior written consent. The Company confirms it will make its own independent assessment of the risks, benefits and suitability of the Proposed Transaction to the Company.

8.	Confidentiality

Oakley Capital acknowledges that, in furtherance of the engagement described in this letter, the Company may provide Oakley Capital with certain non-public or proprietary information concerning the Company (Confidential Information). The Company authorises Oakley Capital to use such Confidential Information only in connection with the provision of the Services and / or any other purpose for which it was provided.

Oakley Capital agrees that it will not, without the prior consent of the Company, disclose any Confidential Information to any person, other than Oakley Capital and its Related Bodies Corporate, and their respective officers, directors, employees, representatives, auditors and advisors (it being understood that Oakley Capital will be responsible for any breach of this clause 8 by any such officers, directors, employees, representatives, auditors and advisors). This restriction will not apply to any Confidential Information which becomes publicly available other than as a result of the breach of Oakley Capital’s undertakings hereunder, or to any Confidential Information Oakley Capital is requested or required to disclose by law, to any regulatory authority or in connection with any judicial or administrative process.

This undertaking by Oakley Capital automatically terminates two (2) years following the date of commencement of this agreement.

In this paragraph 8, “publicly available” information includes information which is or can be obtained by Oakley Capital from any source other than the Company, its Related Bodies Corporate or their respective officers, directors, employees, advisors or other representatives, provided that source has not, to Oakley Capital’s knowledge, breached a confidentiality obligation concerning such information.

9.	Conflicts of Interest

The Company acknowledges that Oakley Capital and its affiliates (Oakley Capital Group) carry on a range of businesses, including but not limited to providing investment banking and corporate advisory services to clients [as well as trading activities on their own account]. In the ordinary course of these activities, members of the Oakley Capital Group may engage in activities or owe duties to other persons which may conflict with the interests of the Company.

As a result of the potential for conflicts of interest, the Oakley Capital Group operates a set of rules and procedures (including the maintenance of Chinese walls or other forms of information barriers) to reduce the potential for conflicts of interest.

Although the Oakley Capital Group may (in the course of other relationships) acquire information relevant to the Company or this engagement, it has no obligation to disclose this information to the Company if confidentiality obligations prohibit its disclosure.

10.	Term and termination

This agreement commences on the date of this letter and expires 12 months from the commencement date with an automatic extension for a further 12 months, unless a party notifies the other party within 9 months of the commencement date that it does not wish to extend the term. The parties agree the Services provided by Oakley Capital under this agreement may be terminated with or without cause by Oakley Capital by written notice without liability or continuing obligation, except clauses 2, 4, 5, 6, 0, 8, 9, 10, and 13 and those other clauses which by their terms survive termination or expiration of this agreement.

In the event the Oakley Capital Group does not successfully complete the initial Proposed Transaction within 75 days following the Company obtaining shareholder approval for the initial Proposed Transaction, this agreement will automatically terminate with no further obligations between the parties and clause 11 will not apply.

11.	further transactions

11.1	Right of first refusal

The Company agrees that it will not pursue the Proposed Transaction or obtain services from another firm that is similar to the Services being provided by Oakley Capital in respect to any transactions undertaken by the Company for a period of 12 months from the date that this engagement ends or is otherwise terminated without first giving Oakley Capital:

(a)	notice of its intention to enter into such a transaction; and

(b)	the opportunity to provide the proposed services on terms contained in clause 2.1(b) as set out in this engagement.

The Company acknowledges that damages may not be an adequate remedy should this clause be breached by the Company.

11.2	Further capital raisings

The Company will be liable to pay Oakley Capital the Capital Raising Fee payable under clauses 2 in respect to any transaction or capital raising entered into by the Company:

(a)	within 3 months of the date on which this agreement ends or is otherwise terminated under clause 10; and

(b)	with a counterparty who was introduced directly or indirectly to the Company by Oakley Capital.

A counterparty shall be deemed to have been introduced to the Company by Oakley Capital if the fact that the Company was looking for additional capital or similar services, or for any other reason, is made known to that party by Oakley Capital whether orally, in writing or otherwise through any advertisements or other materials prepared by Oakley Capital. Given the financial markets are an intimate environment, the Company having spoken to a particular party prior to 6 months of entering into this agreement, but re-introduced by Oakley Capital shall be captured under this mandate for Oakley Capital to be paid a fee.

12.	Representation

Each of the Company and Oakley Capital represents and warrants that this agreement has been duly executed and delivered on its behalf and constitutes its legal, valid, binding and enforceable obligations, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights.

13.	Miscellaneous

The Company may not assign its rights or obligations under this agreement.

Oakley Capital may perform its obligations under this agreement either directly or through any of its Related Bodies Corporate. The provisions of this agreement apply equally to Oakley Capital and any of its Related Bodies Corporate that perform Oakley Capital’s obligations under this agreement.

This letter:

(a)	sets out the entire understanding of the parties relating to the subject matter of this agreement and supersedes and cancels any prior communications, understandings and agreements between the parties relating to this engagement;

(b)	may not be amended or modified except in writing;

(c)	may be signed in counterparts, each of which shall constitute an original and which together shall constitute one and the same agreement; and

(d)	shall be governed by and construed in accordance with the laws of the Commonwealth of Australia and the State of New South Wales. The parties irrevocably submit to the jurisdiction of the courts of the Commonwealth of Australia and New South Wales.

If the whole or any part of a provision of this agreement is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this agreement has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this agreement.

Headings used in this agreement are for ease of reference only and shall not affect its interpretation.

If the Company agrees to the above terms, please indicate acceptance by signing, dating and returning a copy of this letter to us.

We look forward to working with you.

Yours faithfully,

Oakley Capital Partners Pty Limited

(ACN 6631 65839):

/s/ John Rawicki
Signature of director	Signature of director/secretary

JOHN RAWICKI
Name	Name

Date signed: 29 Nov 2024

Accepted and agreed.

executed by Resolution Minerals Limited (ABN 99 617 789 732):

/s/ Aharon Zaetz	/s/ Jaroslaw Kopias
Signature of director	Signature of director/secretary

Aharon Zaetz	Jaroslaw Kopias
Name	Name

Date signed: